ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

June 8, 2017

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:
ETF Series Solutions (the “Trust”)
U.S. Global GO GOLD and Precious Metal Miners ETF (the “Fund”)
Post-Effective Amendment No. 99 to Registration Statement on Form N-1A
File Nos. 333-179562 and 811-22668

Dear Ms. Dubey:

This correspondence responds to comments we received from you and Mr. Barry Pershkow on June 2, 2017 and additional comments we received from you on June 7, 2017 with respect to Post-Effective Amendment No. 99 (the “Amendment”) to the Trust’s Registration Statement on Form N‑1A and related correspondence filed by the Trust on EDGAR on May 16, 2017.  For your convenience, your comments have been reproduced with responses following each comment.

Statement of Additional Information (“SAI”)

Comment 1.
With respect to the section entitled “Required Early Acceptance of Orders”, please confirm that (i) Authorized Participants (“APs”) will receive the Fund’s basket and portfolio holdings information sufficiently in advance for such AP to consider such information for placing an order and (ii) such portfolio holdings information will be made publicly available at the same time.

Response:	In response to the Trust’s conversation with Mr. Pershow and Ms. Dubey on June 2, 2017, the above referenced section has been deleted from the Fund’s SAI.

Comment 2.
On page 25 of the SAI, the disclosure states that “Orders to redeem Creation Units must be submitted in proper form to the Transfer Agent prior to 4:00 p.m. Eastern Time.” Please revise the section regarding purchases of creation units to clarify the cut-off time for orders to purchase creation units.

Response:	The following disclosure has been added under “Procedures for Purchase of Creation Units”:

The order cut-off time for the Fund for orders to purchase Creation Units is expected to be 4:00 p.m. ET, which time may be modified by the Fund from time-to-time by amendment to the Participant Agreement and/or applicable order form. In the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. ET or such earlier time as may be designated by the Fund and disclosed to Authorized Participants.

With respect to comment number 1 above, the Trust confirms that any required order cut-off time will be sufficiently after the Fund’s dissemination of its basket and portfolio holdings information for APs to consider such information when placing an order.

Comment 3.	Please revise the disclosure on page 25 to clarify that orders may not be submitted earlier than 9:30 a.m. ET.

Response:
The Trust respectfully declines to make the requested change. The Trust notes that it is unaware of any statute, rule, or Commission guidance, including provisions of the applicable exemptive order for the Fund, that would prohibit APs from voluntarily placing orders prior to 9:30 a.m. ET. The Trust understands from its conversation with Mr. Pershkow on June 2, 2017 that the Commission staff’s position is that the Fund may not require orders to be submitted prior to the dissemination of information pertaining to the Fund’s basket composition and portfolio holdings. The Trust notes that the Fund is expected to regularly disseminate such information several hours prior to the commencement of regular trading hours on the listing exchange, which is the only timing requirement contained in the applicable exemptive application pertaining to the Fund.[1]

Moreover, the Trust notes that the above comment number 3 appears to be inconsistent with comment number 1, as well as the Trust’s conversation with Mr. Pershkow on June 2, 2017, in that if orders were not permitted to be submitted prior to 9:30 a.m. ET, then comment number 1 above would be moot because the Fund is already required to disseminate information pertaining to the Fund’s basket composition and portfolio holdings prior to the commencement of regular trading hours on the listing exchange (typically 9:30 a.m. ET).

The Trust believes that it is appropriate and in compliance with the Fund’s exemptive relief to permit APs to place orders at the time of their choosing up to the cut-off time, so long as they are not required by the Fund to do so prior to the dissemination of information pertaining to the Fund’s basket composition and portfolio holdings. To avoid confusion, references to the Fund disseminating information regarding the basket composition “immediately prior to the opening of business on the Exchange” have been revised to delete the word “immediately”.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary

1 Amended Application for an Order, In the Matter of U.S. Global Investors, Inc., et al., File No. 812-14188 (filed on September 24, 2014) (SEC Accession No. 0001104659-13-071902) at 49.